

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-Mail
Mr. Harry Chan
Chief Financial Officer
CanAlaska Uranium Ltd.
1020- 625 Howe Street
Vancouver, B.C. V6C 2T6

      Re: CanAlaska Uranium Ltd.
             Form 20-F for Fiscal Year Ended April 30, 2013
             Filed July 30, 2013
             Response dated January 29, 2014
             File No. 000-28792

Dear Mr. Chan:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2013

Item 4. Information on the Company, page 8

D. Property, Plant, and Equipment, page 10

West McArthur Project, Saskatchewan – Mitsubishi, page 10

1.   We note your responses to comments 1, 2, and 4 and your proposed draft response for the affected portions of your filing. We re-issue comments 1, 2, and 4. Please ensure that all of the detailed information provided in your responses is also included within your amended filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding the engineering comment.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining